Consumer Capital Group Inc.
                         35 North Lake Avenue, Suite 280
                               Pasadena, CA 91101

                                  April 5, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ethan Horowitz and Suying Li

     RE:  Mondas Minerals Corp.
          Item 4.01 Form 8-K
          Filed February 10, 2011
          Item 4.01 Form 8-K/A
          Filed February 16, 2011 and March 25, 2011
          File No.: 333-152330

Dear Mr. Horowitz and Ms. Li:

     Set forth below is the Company's response to the comment received from the staff ("Staff") of the Securities and Exchange Commission on March 28, 2011. We have reproduced the Staff's comment for your convenience and have followed the comment with the Company's response. References in this letter to "we," "our," or "us" mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in our Current Report on Form 8-K referenced above.

     1. We reviewed your amended filing. Please revise your disclosure to state during your two most recent fiscal years and any subsequent interim period preceding the dismissal of Seale and Beers, CPAs ("Seale and Beers"), which is on February 4, 2011, whether there were any disagreements with Seale and Beers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

     Response: We have revised our disclosure to state that, during the two most recent fiscal years and the subsequent interim period preceding the dismissal of Seale and Beers, CPAs ("Seale and Beers") on February 4, 2011, there were: (i) no disagreements between the Company and Seale and Beers on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Seale and Beers, would have caused Seale and Beers to make reference to the subject matter of the disagreement in its reports on our financial statements

Ethan Horowitz
Suying Li
Securities and Exchange Commission
April 5, 2011
Page 2 of 2

for such periods,  and (ii) no reportable events within the meaning set forth in
Item 304(a)(1)(v) of Regulation S-K

                                      * * *

     In connection with the foregoing response, the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Michael Donahue at (310) 208-1182 or via fax at (310) 208-1154.

                                           Sincerely,

                                           CONSUMER CAPITAL GROUP INC.


                                           /s/ Jianmin Gao
                                           -------------------------------------
                                           Jianmin Gao
                                           Chief Executive Officer